William J. Evers
                                                      Vice President and Counsel
                                                              New York, NY 10104
                                                                  (212) 314-5027

                                December 13, 2007





Sonny Oh, Esq.
Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, NE
Mail Stop 4644
Washington, DC  20549

         RE:      AXA Equitable Life Insurance Company
                  Separate Account A of AXA Equitable Life Insurance Company "ABC" Variable Deferred Annuity Contract
                  Initial Registration Statement filed on Form N-4
                  (the "Registration Statement")
                  File Nos. 811-01705 and 333-146143

Dear Mr. Oh:

         On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), below we provide supplemental responses to certain comments by the staff on the above-referenced Registration Statement. Our initial response was set forth in a letter dated December 4, 2007 (the "Initial Response"). The number for each supplemental response corresponds to comment number used in the Initial Response. We have not restated the comments, which are set forth in the Initial Response, and this letter includes those items for which the staff requested a supplemental response. The page references refer to the pages in the courtesy copy of the Registration Statement provided to the staff.

PRODUCT DESIGN CHANGES
----------------------

         As noted in the Initial Response, we are adding a 6% deferral bonus to the contract. Accordingly, we had added the following disclosure to the Prospectus in "Contract features and benefits":

              6% DEFERRAL BONUS

         ON EACH CONTRACT DATE ANNIVERSARY BEFORE YOU MAKE YOUR FIRST WITHDRAWAL FROM YOUR CONTRACT, YOU ARE ELIGIBLE FOR A 6% DEFERRAL BONUS. THIS DEFERRAL BONUS INCREASES YOUR INCOME BASE BY AN AMOUNT EQUAL TO 6% OF CONTRIBUTIONS, SUBJECT TO THE LIMITATIONS DESCRIBED BELOW. FIRST, ONCE YOU TAKE A WITHDRAWAL, YOUR ELIGIBILITY FOR THE DEFERRAL BONUS

Sonny Oh, Esq.
December 13, 2007
Page 2

         ENDS AND IT CAN NEVER BE REINSTATED. THEREFORE, IF YOU MAKE A WITHDRAWAL DURING A CONTRACT YEAR, YOU ARE NOT ELIGIBLE FOR A DEFERRAL BONUS FOR THE NEXT CONTRACT DATE ANNIVERSARY OR ANY FUTURE CONTRACT DATE ANNIVERSARY. SECOND, THE DEFERRAL BONUS IS BASED ON TOTAL CONTRIBUTIONS UNDER THE CONTRACT MINUS ANY CONTRIBUTIONS MADE IN THE PRIOR 12 MONTHS (EXCEPT THAT FOR THE FIRST CONTRACT DATE ANNIVERSARY, THE DEFERRAL BONUS IS DETERMINED USING ALL CONTRIBUTIONS RECEIVED IN THE FIRST 90 DAYS OF THE FIRST CONTRACT YEAR).

         IF THE ANNUAL STEP-UP (DISCUSSED IMMEDIATELY BELOW) OCCURS ON ANY CONTRACT DATE ANNIVERSARY, FOR THE NEXT AND FUTURE CONTRACT DATE ANNIVERSARIES, THE DEFERRAL BONUS WILL BE CALCULATED AS 6% OF THE MOST RECENT STEPPED-UP INCOME BASE, PLUS ANY SUBSEQUENT CONTRIBUTIONS.

         ON ANY CONTRACT DATE ANNIVERSARY ON WHICH YOU ARE ELIGIBLE FOR A DEFERRAL BONUS, WE WILL CALCULATE YOUR INCOME BASE UNDER BOTH THE DEFERRAL BONUS METHOD AND THE ANNUAL STEP-UP METHOD. IF THE DEFERRAL BONUS PLUS THE CURRENT INCOME BASE IS GREATER THAN YOUR CURRENT ACCOUNT VALUE, THE DEFERRAL BONUS PLUS THE CURRENT INCOME BASE WILL BECOME YOUR NEW INCOME BASE. IF THE DEFERRAL BONUS PLUS THE CURRENT INCOME BASE IS LESS THAN OR EQUAL TO YOUR CURRENT ACCOUNT VALUE, YOUR INCOME BASE WILL BE STEPPED-UP TO EQUAL YOUR ACCOUNT VALUE, AND THE DEFERRAL BONUS WILL NOT APPLY.

         Also, due to the addition of the deferral bonus, we have revised the second bulleted statement under "Your Income base" in "Contract features and benefits" as follows:

         YOUR INCOME BASE MAY BE INCREASED ON EACH CONTRACT DATE ANNIVERSARY, AS DESCRIBED BELOW, AND UNDER "ANNUAL STEP-UP" AND "6% DEFERRAL BONUS."

         We have not revised the disclosure under "Maximum payment plan" or "Customized payment plan" on page 25 to reference the 6% deferral bonus because that deferral bonus does not apply after the first withdrawal (and therefore does not apply to any contract under a payment plan).

PROSPECTUS
----------

Response 2b
-----------

         In response to this comment, we have added the following as the second sentence to the paragraph immediately preceding "Other contracts":

         THIS PROSPECTUS PROVIDES A DESCRIPTION OF ALL MATERIAL PROVISIONS OF THE CONTRACT.

Response 6
----------

         In response to this comment, we have made the following revisions.

         We have revised the italicized disclosure on page 17 as follows:

Sonny Oh, Esq.
December 13, 2007
Page 3

         OUR "BUSINESS DAY" IS GENERALLY ANY DAY THE NEW YORK STOCK EXCHANGE IS OPEN FOR REGULAR TRADING AND GENERALLY ENDS AT 4:00 P.M. EASTERN TIME (OR AS OF AN EARLIER CLOSE OF REGULAR TRADING). A BUSINESS DAY DOES NOT INCLUDE A DAY ON WHICH WE ARE NOT OPEN DUE TO EMERGENCY CONDITIONS DETERMINED BY THE SECURITIES AND EXCHANGE COMMISSION. WE MAY ALSO CLOSE EARLY DUE TO SUCH EMERGENCY CONDITIONS.

         We have revised item (2) under "When to expect payments" on page 26 as follows:

         (2) THE SEC DETERMINES THAT AN EMERGENCY EXISTS AS A RESULT OF WHICH SALES OF SECURITIES OR DETERMINATION OF FAIR VALUE OF A VARIABLE INVESTMENT OPTION'S ASSETS IS NOT REASONABLY PRACTICABLE, OR

         We have revised the first paragraph of "Business day" on page 42 as follows:

         OUR "BUSINESS DAY" IS GENERALLY ANY DAY THE NEW YORK STOCK EXCHANGE IS OPEN FOR REGULAR TRADING AND GENERALLY ENDS AT 4:00 P.M. EASTERN TIME (OR AS OF AN EARLIER CLOSE OF REGULAR TRADING). A BUSINESS DAY DOES NOT INCLUDE A DAY ON WHICH WE ARE NOT OPEN DUE TO EMERGENCY CONDITIONS DETERMINED BY THE SECURITIES AND EXCHANGE COMMISSION. WE MAY ALSO CLOSE EARLY DUE TO SUCH EMERGENCY CONDITIONS. CONTRIBUTIONS WILL BE APPLIED AND ANY OTHER TRANSACTION REQUESTS WILL BE PROCESSED WHEN THEY ARE RECEIVED ALONG WITH ALL THE REQUIRED INFORMATION UNLESS ANOTHER DATE APPLIES AS INDICATED BELOW.



Response 10
-----------

         In addition to the revisions identified in the Initial Response, we will revise the first bullet point in the fourth paragraph under "ABC Annuity benefit" on page 19 as follows:

         O IF YOU PLAN TO TAKE WITHDRAWALS BEFORE YOU REACH AGE 59-1/2 OR ANY OTHER WITHDRAWALS IN EXCESS OF YOUR GUARANTEED ANNUAL PAYMENT AMOUNT BECAUSE THOSE WITHDRAWALS MAY SIGNIFICANTLY REDUCE OR ELIMINATE THE VALUE OF THE BENEFIT (SEE "EFFECT OF EXCESS WITHDRAWALS" BELOW IN THIS SECTION); OR

Response 18
-----------

         In response to this comment, we have added the following sentence in the first paragraph under "About Separate Account A" on page 41, immediately after the sentence that states, "We are the legal owner of all the assets in Separate Account A and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts.":

         FOR EXAMPLE, WE MAY WITHDRAW AMOUNTS FROM SEPARATE ACCOUNT A THAT REPRESENT OUR INVESTMENTS IN SEPARATE ACCOUNT A OR THAT REPRESENT FEES AND CHARGES UNDER THE CONTRACTS THAT WE HAVE EARNED.

Sonny Oh, Esq.
December 13, 2007
Page 4

                                  * * * * * * *

         Please contact Chris Palmer at (202) 346-4253 if you have any questions on the Company's responses to the staff's comments. We appreciate your assistance with this Registration Statement.



                                                     Sincerely,

                                                     /s/ William J. Evers
                                                     --------------------
                                                     William J. Evers